WILLIAMS LAW GROUP, P.A.
                               2503 W. Gardner Ct.
                                 Tampa FL 33611
                               Phone: 813-831-9348
                                Fax: 813-832-5284


July 5, 2006

Mr. Owen Pinkerton, Senior Counsel United States Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W.
Washington, D.C. 20549-0408

     Re: Pro Travel Network, Inc.
         Registration Statement on Form SB-2
         Amendment No. 3.
         File No. 333-132127

Dear Mr. Pinkerton:

On behalf of Pro Travel Network, Inc., we have filed on EDGAR a clean and marked Amendment No. 3 to the above registration statement.

With respect to the comments, please be advised as follows:

      1.    Language revised, page 12 on clean EDGAR version.

      2.    Language clarified and revised, pages 29-30 on clean EDGAR version.

      3.    Language clarified and revised, page 32 on clean EDGAR version.

      4.    Comments addressed in updated 3/31 financials in MDA.

      5.    Comments addressed in updated 3/31 financials in MDA.

      6. The Company's bookkeeping was performed by a contractor prior to the 16 month period for which we have a history of cancellations. The prior contractor did not maintain that information and it is not now available to us. The 16 month period that the Company does have the history on is over 60% of out total operating history. Management believes the rate of cancellations during the past 16 months is representative of the entire period since inception. Likewise, the Company believes that no industry data exists with respect to its unique operating characteristics as there are no comparable companies. We believe that we have adequately addressed all concerns and comments.

Thank you for your consideration.

                                            Sincerely,

                                            /s/ MICHAEL T. WILLIAMS, ESQ

                                            Michael T. Williams, Esq.